Deere & Company

Law Department

One John Deere Place, Moline, IL 61265 USA

Phone: 309-765-5161

Fax (309) 749-0085 or (309) 765-5892

Email: DaviesToddE@JohnDeere.com

Todd E. Davies

Corporate Secretary &

Associate General Counsel

1 February 2016

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention:	Martin James
Senior Assistant Chief Accountant

Subject:	Deere & Company Form 10-K for the Fiscal Year Ended October 31, 2015 Commission File No. 1-4121

Dear Mr. James:

On behalf of Deere & Company, a Delaware corporation (“Deere” or the “Company”), set forth below are the Company’s responses to the comments of the Division of Corporation Finance of the Securities and Exchange Commission, dated January 26, 2016, pertaining to the Company’s Form 10-K for the fiscal year ended October 31, 2015. The numbered paragraphs below set forth your letter’s comments, followed by our responses to those comments.

1.                                      In your letter to us dated April 11, 2013, you discussed contacts with Sudan and Syria. As you are aware, Sudan and Sudan are designated by the State Department as state sponsors of terrorism and subject to U.S. economic and export controls. Your Form 10-K does not provide disclosure about contacts with Sudan or Syria. Your Conflict Minerals Report dated June 2, 2014 and filed with the SEC states that you determined that certain conflict minerals necessary to the production or functionality of your equipment may have originated in the Covered Countries, which include Sudan. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria since your 2013 letter, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. You should describe any products, services, technology or components you have provided to Sudan and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the government of those countries or entities they control.

Response: As disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2015, the Company manufactures and distributes agricultural and turf equipment and construction and forestry equipment and has financial services operations, with total net sales and revenues exceeding $28 billion in fiscal year 2015.

The Company has no subsidiaries, employees, business operations, physical assets or liabilities in Syria or, with the exception of limited activity described below, Sudan. With the exception of one non-U.S. subsidiary, discussed below, the Company has no direct or indirect business contacts with the governments of Syria or Sudan, with any companies known by the Company to be controlled by the governments of Syria or Sudan or with any companies located in those countries. As described in our letter to you dated April 11, 2013 (“2013 Letter”), no distributor is authorized to distribute Deere products in Syria.

The Company distributes agricultural and turf equipment and service parts in various countries throughout Europe, Africa, the Near and Middle East and the Commonwealth of Independent States through John Deere International GmbH (“JDIN”), a company established under the laws of Switzerland, and other related non-U.S. companies.

As described in our 2013 Letter to you, on July 7, 2011, the Department of the Treasury, Office of Foreign Assets Control (“OFAC”), granted the Company a license (the “2012 OFAC License”) to sell sugar cane harvesters and spare parts to the Sudanese Tractor Company (“SUTRAC”) for eventual sale to the Kenana Sugar Company (“Kenana”), in Khartoum, Sudan. The 2012 OFAC License expired on July 31, 2012, subject to permitted warranty and parts support services to SUTRAC and Kenana for a period of two years. All initial sales to SUTRAC under the 2012 OFAC License were completed prior to July 31, 2012. In accordance with the 2012 OFAC License, the Company continued to distribute service parts to Kenana as required during the permitted warranty and parts support service period until the expiration of such permitted period under the 2012 OFAC License.

On October 24, 2014, OFAC granted the Company and JDIN a license (the “2014 OFAC License”) to sell agricultural equipment and parts to SUTRAC and/or the White Nile Sugar Company (“White Nile”) in Sudan. The 2014 OFAC License also permits warranty and maintenance services support to SUTRAC and White Nile. The 2014 OFAC License expires on November 30, 2016.

2.                                      Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response: The Company’s response to Comment 1 above is incorporated in its entirety into this response to Comment 2. With the exception of the Company’s limited sales in Sudan pursuant to the 2012 OFAC License and the 2014 OFAC License described in response to Comment 1, the Company and its consolidated subsidiaries have had no sales or revenues associated with Syria or Sudan since April 11, 2013. The revenue derived from the sales in Sudan pursuant to the 2012 OFAC License and the 2014 OFAC License for the last three fiscal years ending October 31, 2015 was an aggregate amount of approximately $8 million and there has been no revenue during the interim period. Therefore, the sales were not quantitatively material.

We have also considered the qualitative factors that reasonable investors might consider important when making investment decisions, including the potential impact of corporate activities upon the Company’s reputation and share value. The sales to SUTRAC and/or White Nile and the warranty and service support thereafter were made pursuant to a valid OFAC license and in accordance with U.S. law. The Company has no subsidiaries, employees, business operations, physical assets or liabilities in Syria or Sudan. However, the Company does support potential warranty claims on the equipment sold into Sudan pursuant to the 2014 OFAC License. Given these facts and circumstances, we believe that the limited sales into Sudan through an independently owned third party distributor pursuant to a valid OFAC license would not have a material impact on investor sentiment, the Company’s reputation or share value.

3.                                      For purposes of the statements of cash flows, you consider investments with purchased maturities of three months or less to be cash equivalents. Please tell us how you considered the definition of cash equivalents in the FASB Master Glossary.

Response: The Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”) Master Glossary states: “Cash equivalents are short-term, highly liquid investments that have both of the following characteristics:

a)             Readily convertible to known amounts of cash

b)             So near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

Generally, only investments with original maturities of three months or less qualify under that definition. Original maturity means original maturity to the entity holding the investment. For example, both a three-month U.S. Treasury bill and a three-year U.S. Treasury note purchased three months from maturity qualify as cash equivalents. However, a Treasury note purchased three years ago does not become a cash equivalent when its remaining maturity is three months. Examples of items commonly considered to be cash equivalents are Treasury bills, commercial paper, money market funds, and federal funds sold (for an entity with banking operations).”

Consistent with the Master Glossary definition the Company only includes investments with maturities of three months or less from the date of purchase in cash equivalents. For investments with maturities greater than three months at the purchase date, the Company does not include those investments in cash equivalents. At October 31, 2015, the Company’s cash equivalent balance was composed of money market funds with no restrictions on redemption and time deposits with a maturity date less than three months from the date of purchase.

4.                                      During your fourth quarter earnings call you said that utilizations were less than 50% of manufacturing capacity in some of your large AG facilities. Please tell us how you considered the accounting for under-utilized capacity under ASC 330-10-30-3 through 30-7.

Response: The inventory cost flow assumption at the large Ag factories referenced in the fourth quarter earnings call is Last In First Out (LIFO). As there was a decrement in the LIFO inventory for this equipment over the year, the overhead costs incurred in fiscal 2015 were fully expensed.

The Company’s accounting policy for inventory is consistent with FASB ASC 330-10-30-3 through 30-7. The policy requires that overhead costs allocated to each unit of production are not increased as a consequence of abnormally low production. The normal production capacity determination is reviewed regularly. The Company’s factories monitor abnormally low production in relation to normal. Based on the inventory cost flow assumption, unallocated overheads are recognized as expenses in the period incurred.

5.                                      The first and fifth paragraphs of the report refer to the three years in the period ended October 31, 2014. Please amend the filing to include an auditor’s report that covers the consolidated statement of income, comprehensive income, changes in stockholders’ equity, and cash flows for the year ended October 31, 2015. Refer to Rule 3-02(a) and 3-04 of Regulation S-X.

Response: The Company agrees with your comment and in response thereto has filed an amendment on Form 10-K/A and updated certifications and consents concurrently with this response with an auditor’s report that corrects the references to the period ended October 31, 2014.

As you requested in your letter dated January 26, 2016, the Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have prepared these responses based upon current knowledge and information following review of our business operations. Should you have any questions or comments concerning this response to your comment letter, please contact me at (309) 765-5161.

Sincerely,

/s/ Todd E. Davies

Todd E. Davies
Corporate Secretary